Exhibit 1

Media Relations	Investor Relations
Paula Andrea Escobar	Jesús Ortiz
+57 (1) 603-9079 paulaandrea.escobar@cemex.com	+57 (1) 603-9051 jesus.ortizd@cemex.com

CEMEX LATAM HOLDINGS REPORTS

THIRD QUARTER 2015 RESULTS

•	Historic volume records for the first nine months of the year in Nicaragua for cement, in Guatemala for ready mix, and in Panama for aggregates

•	In Colombia, our quarterly cement volumes and prices continued to increase on a sequential basis

BOGOTA, COLOMBIA, OCTOBER 22, 2015 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that its consolidated net sales reached US$354 million during the third quarter of 2015, a decrease of 23% versus the third quarter of 2014. This decline is mainly explained by currency fluctuations and lower sales in our operations in Colombia and Panama. Adjusting for currency fluctuations, consolidated net sales during the third quarter remained flat, on a year-over-year basis.

Operating EBITDA, also adjusted for currency fluctuations, declined by 10% during the third quarter of 2015 compared with the same period in 2014.

During the third quarter of 2015, consolidated domestic gray cement, ready-mix and aggregates volumes decreased by 5%, 8% and 7% respectively, compared to the same period last year.

Carlos Jacks, CEO of CLH, said, “We are pleased with the performance of our operations in Costa Rica, Nicaragua and Guatemala. Additionally, our cement volumes in Colombia continued with a positive trend in the third quarter, increasing by 7% and 18% compared to the second and first quarter of this year respectively.”

CLH’s Financial and Operational Highlights

•	In Colombia, during the first nine months of the year, domestic gray cement and aggregates volumes declined by 9% and 3% respectively, while our ready-mix volumes remained flat, compared with the same period a year ago. Compared with the second quarter of 2015, third quarter domestic gray cement volumes increased 7%, while ready-mix and aggregates volumes decreased by 4% and 6%, respectively.

•	In Panama, our domestic gray cement, ready-mix and aggregates volumes in the third quarter decreased by 23%, 20% and 1%, respectively, compared with the third quarter a year ago.

•	In Costa Rica, our volumes for domestic gray cement and ready-mix grew at double-digit rates during both the third quarter and the first nine months of the year, compared with the same periods last year. Aggregates volumes declined 8% during the quarter, but increased 20% during the first nine months of the year.

•	Free cash flow after maintenance capital expenditures reached US$51 million during the third quarter of 2015, a decrease of 53% compared with the third quarter of 2015.

Carlos Jacks added, “We have seen progress towards improving our profitability, which has been affected by the severe depreciation of the Colombian peso. Despite of the challenging economic environment, we remain confident on the fundamentals of our markets and the opportunities they offer to our company.”

Consolidated Corporate Results

During the third quarter, controlling interest net income reached US$35 million.

Net debt decreased by US$18 million, to US$1,060 million as of the end of the third quarter 2015.

Geographical Markets third quarter 2015 Highlights

Operating EBITDA in Colombia decreased by 39% to US$61 million versus US$100 million in the third quarter of 2014, with a decline of 34% in net sales reaching US$177 million. Adjusting for currency fluctuations, our EBITDA in Colombia declined by 5% on a year-over-year basis.

In Panama, operating EBITDA decreased by 29% to US$30 million during the quarter. Net sales reached US$73 million in the third quarter of 2015, a decrease of 21% compared with the same period in 2014.

In Costa Rica, operating EBITDA reached US$15 million during the quarter, decreasing by 17% compared with the same period a year ago. Net sales increased by 10% to US$41 million, on a year- over-year basis.

In the Rest of CLH region, net sales during the quarter reached US$67 million. Operating EBITDA in the quarter decreased by 12% versus the comparable period in 2014, reaching US$18 million.

CLH is a regional leader in the building solutions industry that provides high-quality products and reliable service to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, Guatemala, and Brazil. CLH’s mission is to encourage the development of the countries where it operates through innovative building solutions that foster well-being.

###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

2